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Exhibit 99.4

INTIER AUTOMOTIVE INC.

Certificate Pursuant to National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:    CANADIAN SECURITIES REGULATORY AUTHORITIES

        Intier Automotive Inc. (the "Corporation") hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 ("N.I. 54-101"), that it is relying upon section 2.20 of N.I. 54-101 in connection with the proxy-related materials relating to the special meeting of the Corporation's shareholders scheduled for March 30, 2005 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of N.I. 54-101.

INTIER AUTOMOTIVE INC
Dated: March 4, 2005.
	By:	/s/ BRUCE R. CLUNEY

		Name:	Bruce R. Cluney
		Title:	Secretary

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INTIER AUTOMOTIVE INC. Certificate Pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer